1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA P. 212.880.6000 | F. 212.682.0200 www.torys.com Mile T. Kurta mkurta@torys.com P. 212.880.6363

September 20, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Todd K. Schiffman

                  Christian Windsor

Re:	Brookfield Reinsurance Ltd.

Registration Statement on Form F-4

Filed August 18, 2023

File No. 333-274058

Dear Ladies and Gentlemen:

On behalf of Brookfield Reinsurance Ltd. (the “Company”) and Brookfield Corporation (“Brookfield Corporation” and, together with Company, the “Registrants”), please find responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 13, 2023, with respect to the Registration Statement on Form F-4 (File No. 333-274058) filed with the Commission on August 18, 2023 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Registrants have revised the Registration Statement in Amendment No. 1 to update other disclosures. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 1.

Cover Page

1.

We note your use of the term “paired entity” on page ii and throughout the prospectus. Please clarify here and throughout, if true, that “paired entity” is not a legal definition, or provide an appropriate discussion of the legal and other requirements, including any relevant listing requirements for your “paired entity” structure. Alternatively, please clarify that “paired entity” is your own designation and that Brookfield Corp and Brookfield Reinsurance Ltd are separate corporate entities where shareholders retain the right to exchange shares of one entity into a equivalent class of the other. Indicate that there are material differences between the rights of holders of your exchangeable shares and holders of the Brookfield Class A Shares under the governing documents of your company and Brookfield Corporation, respectively, and the applicable laws. Include a cross reference to the discussion under “Comparison of Shareholder Rights” on page 107.

The Registrants acknowledge the Staff’s comment and advise the Staff that the term “paired entity” does not have a legal definition and is a term used by the Registrants to describe the relationship between the Registrants given the exchangeability and distribution profile of the exchangeable shares and Brookfield Corporation’s economic interest in Brookfield Reinsurance. In response to the Staff’s comment, the Registrants have revised the disclosure in Amendment No. 1 to clarify the usage of the term “paired entity”.

2.	In the first full paragraph on page iii, indicate that the Listing Condition is non-waivable.

In response to the Staff’s comment, the Registrants have revised the disclosure in Amendment No. 1 to indicate the Listing Condition is non-waivable.

3.

In the first paragraph on page ii you state that “Each class A exchangeable share of our company is also exchangeable with Brookfield Corporation at the option of the holder for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation),...” Please clarify here and throughout how this is “at the option of the holder” in light of the fact that Brookfield Corporation can determine the form of payment.

The Registrants acknowledge the Staff’s comment and respectfully advise the Staff that the language in question is only meant to describe the fact that a holder has the option to initiate the exchange process and does not mean that such holder has the option to choose to receive a Brookfield Class A Share or its cash equivalent. Any such determination as to the form of payment will be made by Brookfield Corporation. However, for clarity the Registrants have removed such language in Amendment No. 1.

4.

Reference is made to the first sentence of the third paragraph on page ii. State here and throughout the prospectus where applicable, the reason(s) why the company deemed it necessary to increase the equity base and market capitalization of Brookfield Reinsurance at this time.

The Registrants have revised the disclosure in Amendment No. 1 to address the Staff’s comment.

About This Document, page vi

5.	Please remove this statement. The company is responsible for the accuracy of the document throughout.

In response to the Staff’s comment, the Registrant’s have deleted such language in Amendment No. 1.

Will I Receive Distributions..., page 4

6.	Please discuss how these distributions differ from those of Brookfield Corp. We note the third bullet point on page 7.

The Registrants have revised the disclosure in Amendment No. 1 to address the Staff’s comment.

Have the Brookfield Reinsurance Board of Directors..., page 6

7.

Reference is made to the second paragraph on page 7. Please clarify why you believe the offer is attractive in light of the fact that the exchange may have tax consequences and there are a number of risks to the offer which you describe in the Risk Factor section.

The Registrants acknowledge the Staff’s comment and have revised the disclosure on page 8 of Amendment No. 1 to address the Staff’s comment.

Summary, page 11

8.

Please provide an organizational chart showing the relationship between the various Brookfield corporate entities such as Brookfield Corp, Brookfield Reinsurance Ltd, and Brookfield Asset Management. Note any cross-exchangeable classes of securities between the entities.

In response to the Staff’s comment, the Registrants have included an organizational chart on page 14 of Amendment No. 1.

Recent Developments, page 13

9.

We note your discussion of the American Equity transaction, including the fact that Brookfield Reinsurance will need to acquire the shares of Brookfield Asset Management from Brookfield Corp. in order to complete the transaction. While you disclose the impact on Brookfield Corp’s ownership of Brookfield Asset Management, and the impact on Brookfield Asset Management’s public float, the disclosure does not address the possible impact on the capitalization of Brookfield Reinsurance. To the extent that you expect to issue additional Class C shares, or to engage in a subsequent exchange of Brookfield Reinsurance shares for shares of Brookfield Corp, revise the disclosure so the exchanging shareholders can better understand the impact of the American Equity transactions on capital structure.

The Registrants have revised the disclosure on pages 14 and 15 of Amendment No. 1 to address the Staff’s comment.

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If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 880-6363.

Very Truly Yours,

By:	/s/ Mile T. Kurta
Mile T. Kurta

cc:	Lyndsay Hatlelid, Brookfield Reinsurance Ltd.

Swati Mandava, Brookfield Corporation